UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Alpha Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

02073X105

(CUSIP Number)

AEI Acquisition Company, LLC

2600 E. Southlake Blvd.

Suite 120-336

Southlake, Texas 76092

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AEI Acquisition Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES	7	SOLE VOTING POWER 15,880,201 *
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER 15,880,201 *
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,880,201 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.18% *
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Excludes shares of Common Stock issuable upon conversion of 7.25% Senior Secured Convertible Promissory Note (the “Note”) issued to AEI Management, Inc. on February 25, 2022, in the amount of $413,206.18 which Note is convertible at $5.00 per share into shares of Common Stock of the Issuer. In no event shall the Note be converted to the extent such conversion would result in the holder beneficially owning more that 4.99% of the shares of Common Stock of the Issuer outstanding.

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares of Alpha Energy, Inc. The address of the principal executive office is 14143 Denver West Parkway, Suite 100, Golden, CO 80401.

Item 2.	Identity and Background

This Schedule 13D is filed by AEI Acquisition Company, LLC, a Colorado Limited Liability Company with an address of 2600 E. Southlake Blvd., Suite 120-336, Southlake, Texas 76092 (“AEI” or the “Reporting Person”). The principal occupation of AEI is consulting. AEI Management, Inc. (“AEIM”) is the managing member of AEI. Harry McMillan, an individual, is officer of AEIM and as such files this statement jointly with AEI and AEIM.

During the last five years, neither AEI, AEIM nor Mr. McMillan have been convicted in a criminal proceeding or been a AEI, AEIM nor Mr. McMillan to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

On October 11, 2016, AEI entered into 12 Share Purchase Agreements (“Agreements”) for the purchase of 15,880,201 shares of Common Stock in consideration for $237,499.98.

No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities of the Issuer.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person has no further plans which would relate to or result in, other than in the ordinary course of business:

●	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

●	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

●	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

●

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that on April 8, 2022 there was a change of officers and directors (Reference is made to the Current Report on Form 8-K (and Amendment No. 1 thereto) which was filed by the Issuer with the Securities and Exchange Commission (“SEC”) on April 13, 2022 and the Annual Report on Form 10-K which was filed by the Issuer with the SEC on April 4. 2022);

●

Any material change in the present capitalization or dividend policy of the Issuer, except for ongoing efforts to increase the financial resources and capitalization of the Issuer in which the Reporting Person has provided ongoing services;

●

Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;

●	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

●

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;

●	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

●	Any other action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

The Reporting Person has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns an aggregate of 15,880,201 shares of Common Stock, or approximately 84.18% of the 18,824,106 outstanding shares of Common Stock as of March 31, 2022, as reported in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on April 4, 2022.

(b)	The Reporting Person has the sole power to vote and to dispose of the 15,880,201 shares of Common Stock.

(c)	The Reporting Person has not affected, within the last sixty (60) days, any transactions involving the shares of Common Stock of the Issuer other than those which are the subject of this Schedule 13D.

(d)	None.

(e)	None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2022
Dated

/s/ Harry McMillan
Signature

Manager and Individually

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).